Certain information identified by "[***]" has been excluded from this Exhibit because it is both not material and is the type of information the Company treats as private or confidential.

Fox Media LLC Foxtel Management Pty Limited for and on behalf of the Foxtel Partnership
FOX Trade Mark Licence Agreement

The Allens contact for this document is Tommy Chen
Deutsche Bank Place Corner Hunter and Phillip Streets Sydney NSW 2000 Australia T +61 2 9230 4000 F +61 2 9230 5333 www.allens.com.au © Allens Australia 2021

Allens is an independent partnership operating in alliance with Linklaters LLP.

FOX Trade Mark Licence Agreement

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FOX Trade Mark Licence Agreement

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This Agreement is made on 22 October 2021.
Parties
1	Fox Media LLC, a limited liability company existing under the laws of the State of Delaware, of 10201 West Pico Boulevard, Los Angeles, California 90035, United States of America (the Licensor).
2
Foxtel Management Pty Limited (ACN 068 671 938) a company incorporated in the State of New South Wales, Australia, of 5 Thomas Holt Drive, North Ryde, NSW 2113, Australia, for and on behalf of the Foxtel Partnership (the Licensee).

Recitals
A	The Licensor is the owner and registered proprietor of the Fox Marks.
B
The Licensee is an agent for a partnership between Sky Cable Pty Limited and Foxtel Media Pty Limited (the Foxtel Partnership). The Foxtel Partnership includes within its scope the management and provision of subscription television services in Australia, including channels branded with the Fox name.

C
The Licensor has agreed to grant the Licensee a licence in respect of the Fox Marks and the Licensee is to be an authorised user for the purposes of the Act, on the terms and conditions of this Agreement.

D
The Licensee, Twentieth Century Fox Film Corporation and Fox International Channels (US) Inc. entered into a trade mark licence agreement in 2013 (the 2013 Licence Agreement), under which the Licensee was granted rights to use certain trade marks, including certain of the Fox Marks. The 2013 Licence Agreement amended, restated and superseded previous agreements between the same parties. Following the transfer of the relevant trade marks from Twentieth Century Fox Film Corporation to the Licensor, the parties to the 2013 Licence Agreement intend to enter into a Deed of Termination so that the 2013 Licence Agreement and all previous agreements between the Licensee and Twentieth Century Fox Film Corporation (amongst other parties) relating to the licensing of Fox Marks will have ceased to have effect and are superseded in full by this Agreement.

It is agreed as follows.
1Definitions and Interpretation
1.1Definitions
The following definitions apply unless the context requires otherwise.
2013 Licence Agreement has the meaning given to it in Recital D.
Act means the Trade Marks Act 1995.
Additional Fox Mark has the meaning given to it in Clause 8.
Affiliate in relation to a person, means a body corporate, joint venture, partnership, unit trust, trust or other business association (each an entity) which Controls, is Controlled by or is under common Control with that person.
Annual Fee means the Existing Channel Licence Fee and New Channel Licence Fees payable in each calendar year.
Commencement Date means March 15, 2019.

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Content Services means services that make available, on a subscription basis only, television programmes as part of a linear channel or as part of an on-demand service linked to a linear channel. For the avoidance of doubt, Content Services do not include non-subscription-based services such as free-to-air television services and services involving the communication of content to the public without access restrictions and without charge.
Content Transaction has the meaning given to it in Clause 9.1.
Control means:
(a)the ability to:
(i)appoint or remove at least half of the directors of an entity; or
(ii)control the casting of at least 50% of the maximum number of votes that might be cast at a meeting of an entity which is entitled to direct the business or management of that entity; or
(b)the holding, directly or indirectly (and whether through one or more interposed entities or through other contractual devices or structures or any combination of such things), of at least half of the effective economic interest in the equity of an entity.
Defensive Registrations has the meaning given to it in Clause 5.5(a).
Domain Names means internet domain names in the .au top level domain which incorporate any of the Fox Marks.
Existing Channels Licence Fee has the meaning given to it by Clause 4.1(a).
Fox Channels has the meaning given to it in Clause 2.1(a).
Fox Marks means the trade marks set out in Schedule 1(and for avoidance of doubt includes any Additional Fox Marks which may be included in this Agreement as contemplated by Clause 8), but excluding the mark Foxtel.
Foxtel Group means NXE Australia Pty Limited and each Subsidiary of NXE Australia Pty Limited for so long as it remains a Subsidiary.
Foxtel Licence Agreement means the licence agreement between the Licensor and the Licensee relating to use of the Foxtel name by the Licensee.
Foxtel Partners means Sky Cable Pty Limited and Foxtel Media Pty Limited.
Foxtel Partnership has the meaning given to it by Recital B.
Infringement has the meaning given to it in Clause 6.
Maintenance Costs has the meaning given to it in Clause 5.4.
Materials has the meaning given to it in Clause 7.1.
New Channel Licence Fee has the meaning given to it by Clause 4.1(b).
Quarter means any one of the periods of January to March (inclusive), April to June (inclusive), July to September (inclusive) and October to December (inclusive) in any year.
Register has the meaning given to it in the Act.
Subsidiary has the meaning given in the Corporations Act 2001 (Cth).
Terminated Fox Channel has the meaning given to it in Clause 4.2(b).
Territory means Australia (including Norfolk Island) and any other geographically proximate territories as requested by and agreed upon in writing between the parties from time to time.

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1.2Interpretation
Headings are for convenience only and do not affect interpretation. The following rules apply unless the context requires otherwise.
(a)The singular includes the plural and conversely.
(b)A gender includes all genders.
(c)A reference to a person includes a body corporate, an unincorporated body or other entity and conversely.
(d)A reference to a Clause or Schedule is a reference to a clause of or schedule to this Agreement.
(e)A reference to a party to this Agreement or another agreement or document includes the party’s successors, permitted substitutes and permitted assigns.
(f)A reference to an agreement or document is to the agreement or document as amended, supplemented, varied or replaced from time to time, where applicable in accordance with this Agreement or that other agreement or document.
(g)A reference to legislation or to a provision of legislation includes a modification or re-enactment of it, a legislative provision substituted for it and a regulation or statutory instrument issued under it.
(h)A reference to conduct includes, without limitation, an omission, statement or undertaking, whether or not in writing.
(i)A reference to dollars or $ means Australian dollars unless otherwise stated.
(j)A reference to legislation is to Australian legislation.
2Licence
2.1Grant of licence
Subject to Clause 2.2, the Licensor grants to the Licensee a non-exclusive licence to use the Fox Marks in the Territory for use in connection with the ownership, operation, marketing and development of the Content Services of members of the Foxtel Group as follows:
(a)as part of the name of the Content Services listed in Schedule 2 and, subject to Clause 8, other Content Services which are developed by the Licensee or any other member of the Foxtel Group (Fox Channels);
(b)in on-air and off-air promotions (including without limitation on the internet) concerning the Fox Channels;
(c)in adherence or application on strictly promotional items for the Fox Channels;
(d)in relation to the manufacture, distribution and sale of products by way of merchandising in connection with the Fox Channels; and
(e)on any internet website(s) operated by the Licensee or any other member of the Foxtel Group from time to time (and the fact that such website(s) may be accessible from outside the Territory shall not constitute a breach by the Licensee of the territorial restrictions contained herein).
2.2Use by Licensor and licence of Fox Channels to third parties
If the Licensor wishes (a) to use itself in the Territory; or (b) to license to any third party in the Territory, any of the Fox Marks which bear the same name as the Fox Channels, the Licensor

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must first obtain the Licensee’s consent in writing. For the avoidance of doubt, such consent may be granted or withheld at the Licensee's absolute discretion.
2.3Licensor’s rights
(a)The parties acknowledge that:
(i)the Licensee has been using the Fox Marks since the Commencement Date with the permission of the Licensor; and
(ii)the Licensee has not acquired and will not acquire any rights in or goodwill relating to any of the Fox Marks (whether by operation of law, through any of its Content Transactions or other arrangements with third parties or for any other reason) other than those granted under this Agreement.
(b)The Licensee acknowledges that all right, title and interest in and to the Fox Marks (including, without limitation, related trade names, company names and domain names), all goodwill associated therewith and all rights relating thereto, belong and shall belong to the Licensor.
(c)All goodwill arising from use of the Fox Marks by the Licensee and its sub-licensees pursuant to this Agreement shall inure to the benefit of the Licensor.
2.4Excluded powers
Except to the extent expressly granted to the Licensee in this Agreement, the Licensee will have none of the powers conferred on authorised users of trade marks by section 26 of the Act.
3Term
This Agreement will be deemed to take effect from the Commencement Date and will continue in force until the earlier of:
(a)the time at which the Licensee and all of its permitted sub-licensees have permanently ceased to make any use of any of the Fox Marks; and
(b)termination pursuant to Clause 13.
4Payment
4.1Licensee Fees
In consideration of the rights granted to the Licensee under this Agreement and subject to the remainder of this Clause 4, the Licensee shall pay to the Licensor:
(a)for each calendar year of the Term in which the total number of Fox Channels operating at the start of the calendar year and in respect of which the Licensee uses the Fox Marks is more than [***] but no more than [***], the sum of [***] (Existing Channels Licence Fee);
(b)for each calendar year of the Term in which the total number of Fox Channels operating at the start of the calendar year and in respect of which the Licensee uses the Fox Marks is [***] or fewer, a portion of the Existing Channels Licence Fee in proportion to the number of then-existing Fox Channels as a fraction of [***]; and
(c)for each calendar year of the Term in which the total number of Fox Channels operating at the start of the calendar year and in respect of which the Licensee uses the Fox Marks is more than [***], [***] for each such Fox Channel in excess of [***] (New Channel Licence Fee), plus the Existing Channels Licence Fee.

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A list of the Fox Channels as at the date of this Agreement is set out in Schedule 2. Schedule 2 must be amended promptly from time to time accurately to reflect any permitted changes to the list of Fox Channels. Changes may be made either (i) by the Licensee providing written notice to the Licensor of a change permitted under the provisions of this Agreement; or (ii) by written agreement of the parties.
4.2Revision of licence fees
(a)For the first calendar year of the Term, the Existing Channels Licence Fee and any New Channel Licence Fee will only be payable on a pro-rated basis in respect of the portion of the year beginning on the Commencement Date.
(b)If a Fox Channel ceases operation or if the Licensee no longer makes any use of a Fox Mark in respect of a Fox Channel (Terminated Fox Channel), no adjustment will be made to the fee payable up to the end of the calendar year during which that Fox Channel ceases operation or the Licensee ceases to use the Fox Mark, but the fee payable by the Licensee for the next calendar year will be calculated in accordance with Clause 4.1.
(c)In each calendar year in which Clause 4.1(b) is applicable, if, during that calendar year, the number of Fox Channels in respect of which the Licensee uses a Fox Mark exceeds [***], the full amount of the Existing Channels Licence Fee will be payable, but only on a pro-rated basis for the remainder of the year, beginning on the date on which the number of relevant Fox Channels first exceeded [***].
(d)In each calendar year in which Clause 4.1(a) or (b) is applicable, if, during the calendar year, the number of Fox Channels in respect of which the Licensee uses a Fox Mark exceeds [***], the New Channel Licence Fee will be payable in respect of each such channel in excess of [***], but only on a pro-rated basis for the remainder of the year, beginning on the date on which the Licensee commences using a Fox Mark in respect of the relevant channel.
(e)For the second full calendar year after the Commencement Date, and each subsequent calendar year during the Term, each of the Existing Channels Licence Fee and the New Channel Licence Fee for each such calendar year (after adjustment in accordance with the preceding paragraphs of this Clause 4.2) will increase by [***] of the relevant fee applicable in the preceding calendar year.
4.3Payment terms
(a)Each Annual Fee shall be payable in four Quarterly instalments in arrears except that all instalments in respect of Quarters which began before the date of this Agreement shall be payable at the end of the first Quarter which begins after the date of this Agreement.
(b)The Licensee shall pay each Quarterly instalment as follows:
(i)no later than 45 days after the receipt of a valid invoice from the Licensor;
(ii)in Australian dollars;
(iii)to a bank account notified to the Licensee by the Licensor; and
(iv)net of any amounts in respect of withholding or other similar taxes which the Licensee is required to deduct under applicable laws. Licensee will remit any amounts so withheld promptly to the relevant government authority and will deliver documentation, as agreed between the parties, evidencing such remittance of tax withheld. In determining the amount of payment subject to withholding and the rate of withholding, the Licensee shall give due regard to all

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applicable Australian and international law, including income tax treaties and protocols, and any documents provided by Licensor.
(c)The Licensee is solely responsible for complying with any withholding obligations imposed on it by applicable laws. The Licensor will not in any circumstances indemnify, refund, reimburse, or contribute to any withholding or other similar taxes, or any penalties or interest on those amounts, that Licensee may be required to pay in respect of amounts paid to the Licensor in connection with this Agreement.
4.4Interest
If the Licensee fails to pay any sum due under this Agreement in full by the due date for payment, subject to receipt of a valid tax invoice and the Agreement being fully executed, then the Licensor may, without prejudice to any other right or remedy available to it, charge interest on any outstanding amount (calculated on a daily basis) at a rate equivalent to the published base lending rate of the Licensee’s principal bank at the relevant time plus 2% per annum, from the date on which the relevant sum became due to the date on which the sum is paid.
5Recordal and maintenance
5.1Record of authorised use
The Licensor and the Licensee or their authorised agents shall apply in writing in the form prescribed by the Act for recording of the Licensee’s rights in respect of the Fox Marks under this Agreement on the Register.
5.2Additional registrations
(a)If at any time during the term of this Agreement, the Licensee wishes the Licensor to obtain:
(i)additional trade mark registrations in the Territory in respect of any of the Fox Marks; or
(ii)additional Domain Name registrations;
it will notify the Licensor in writing and, provided that the requested registrations are not inconsistent with the provisions of this Agreement, the Licensor will use all reasonable endeavours to secure such additional registrations as soon as reasonably practicable.
(b)If and to the extent that the Licensor is not eligible to be the registered holder of any Domain Names under the relevant domain name registration rules, the Licensor hereby consents to the registration of such Domain Names by the Licensee.
5.3Maintenance of Fox Marks
Subject to Clause 5.2(b) and Clause 11.4 below, the Licensor shall be responsible for holding all trade mark and Domain Name registrations in the Territory in respect of the Fox Marks, and shall take all steps necessary to maintain and renew those registrations.
5.4Costs of applications and maintenance
(a)For so long as the Licensee is the only licensee of the Fox Marks in the Territory in respect of the fields of use contemplated by this Agreement, the Licensee shall pay all of the Licensor’s reasonable costs associated with the matters referred to in Clauses 5.2 and 5.3 above (Maintenance Costs) in respect of Fox Marks which are used by the Licensee pursuant to this Agreement.

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(b)If the Licensor licenses one or more third parties to use a Fox Mark in the Territory in respect of any part of the fields of use contemplated by this Agreement, the Licensee’s obligation to bear Maintenance Costs in respect of that Fox Mark shall be reduced in inverse proportion to the number of other licensees (i.e. the Licensee shall pay one half if there is one other licensee, one third if there are two and so on).
5.5Defensive Registrations
(a)If any party believes that it would be desirable for the Licensor to file trade mark applications in the Territory (other than applications for Fox Marks within the fields of use contemplated by this Agreement) in order to protect its rights in the Fox Marks (Defensive Registrations) it shall notify the other party in writing. The parties will discuss in good faith whether it is appropriate for the Licensor to apply for such Defensive Registrations and, if so, who should bear the costs associated therewith.
(b)The Licensor shall be responsible for obtaining and maintaining Defensive Registrations. If Defensive Registrations are applied for at the request of the Licensee (or if the Licensee agrees to bear the costs thereof), the Licensee shall pay all of the Licensor’s reasonable costs associated with obtaining and maintaining those Defensive Registrations.
5.6Certification of use
From time to time on written request of the Licensor, but not more frequently than once every 2 years, the Licensee shall provide to the Licensor a statutory declaration made by an authorised officer of the Licensee, setting out which of the Fox Marks have been used, and which of the Fox Marks have not been used, in the preceding 2 years.
6Infringements
6.1Notification and co-operation
(a)The Licensee shall promptly notify the Licensor in writing of any infringement or potential or threatened infringement of the Fox Marks of which it becomes aware (an Infringement). The Licensor may, at its sole discretion and cost, choose to bring an action in respect of any Infringement or otherwise to enforce or protect its rights in the Fox Marks (including, without limitation, instituting court proceedings and/or opposing third party trade mark applications).
(b)Subject to the remainder of this Clause 6, the Licensee and the Licensor agree to co-operate fully with one another in any action or proceedings referred to in Clause 6.1(a) above (Proceedings).
6.2Costs and expenses
(a)The parties acknowledge and agree that it is their intention that:
(i)all out of pocket costs and expenses (including legal costs) reasonably incurred by the Licensee in relation to any Proceedings (External Costs) shall be borne by the Licensor; and
(ii)any sums received from third parties as a result of any Proceedings shall first be applied to reimburse the Licensee for its internal costs reasonably incurred in relation to its efforts in providing assistance in relation to those Proceedings (including without limitation the cost of time spent by officers and employees in relation thereto) (Internal Expenses).

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(b)Promptly following a notification pursuant to Clause 6.1(a) above and at regular intervals during the course of any Proceedings (including at any stage when the Licensee is requested to provide specific assistance) the parties will discuss and use all reasonable endeavours to agree on the level of External Costs and Internal Expenses which will be recoverable by the Licensee in relation thereto.
6.3External Costs
Without prejudice to the generality of Clause 6.2 above, the following provisions will apply in relation to External Costs:
(a)promptly upon receiving a request for assistance from the Licensor in relation to any Proceedings, the Licensee will provide the Licensor with an estimate (with reasonable details) of any External Costs which it considers that it will reasonably need to incur in the course of providing that assistance (an External Cost Estimate). The Licensee will review and, if necessary, update External Cost Estimates on a regular basis;
(b)subject to Clause 6.3(c) below, the Licensor will reimburse the Licensee in respect of all External Costs covered by an External Cost Estimate and actually incurred by the Licensee, within 30 days of receipt of an invoice therefor; and
(c)if the Licensor wishes to query or dispute any aspect of any External Cost Estimate, it will promptly notify the Licensee of the amount which it disputes and the reasons therefor. The parties will promptly discuss and use all reasonable endeavours to resolve any differences. For the avoidance of doubt, the Licensee’s obligations under Clause 6.1(b) above shall not extend to incurring External Costs which are the subject of any such dispute.
6.4Internal Expenses
Without prejudice to the generality of Clause 6.2 above, the following provisions will apply in relation to Internal Expenses:
(a)promptly upon receiving a request for assistance from the Licensor in relation to any Proceedings, the Licensee will provide the Licensor with a description (with reasonable details) of the internal efforts which it considers will be reasonably necessary to provide that assistance. The Licensee will review and if necessary update that information on a regular basis;
(b)following receipt of the information referred to in Clause 6.4(a) above, the parties will promptly discuss and use all reasonable endeavours to agree the level of Internal Expenses which the Licensee shall be entitled to recover in relation thereto, taking into account the following factors:
(i)the amount of time required to be spent on the task(s) in question;
(ii)the identity, experience, level of seniority and salary of the relevant personnel;
(iii)the timescale for meeting the request;
(iv)any internal costs (for example photocopying costs) connected therewith; and
(v)any other relevant circumstances; and
in the event that any sums are received from a third party in connection with the relevant Proceedings, they shall first be applied in reimbursing the Licensee’s Internal Expenses on the basis agreed pursuant to Clause 6.4(b) above.

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7Standards of quality and marketing
7.1Approval of Materials
From time to time, the Licensor may request that the Licensee provide it with copies of samples of programming, promotional, advertising, website, premiums or other materials (collectively Materials) in which the Fox Marks appear. The Licensor shall have the right to request, and the Licensee shall implement, changes to all or part of such Materials if in the reasonable opinion of the Licensor, those changes are necessary to maintain the integrity of, and to protect its rights in, the Fox Marks.
7.2Provision of Material
The Licensor will from time to time on request provide the Licensee with marketing and branding materials used or authorised for use by the Licensor in relation to other Fox-branded channels outside the Territory, where the Licensee wishes to use such materials in the marketing and branding of the Fox Channels in accordance with this Agreement. Any use of such materials by the Licensee is subject to the parties' prior agreement on the costs of the provision and use of such materials.
7.3Assistance by Licensor
The Licensor shall provide such assistance and support as is reasonably requested by the Licensee in relation to the Licensee’s use and exploitation of the Fox Marks in the Territory.
7.4Preservation of the Fox Marks
The Licensee acknowledges that the Licensor is the legal and beneficial owner of the Fox Marks and a number of other trade marks in the Territory and elsewhere which consist of or include the word “FOX”. The Licensee undertakes not to do or cause anything to be done that may adversely affect the Licensor’s rights in relation to those marks or call into question the validity of that title or the registration of those marks. The provisions of this clause shall not apply to the mark Foxtel, which is the subject of the Foxtel Licence Agreement between the parties.
7.5Manner of use of Fox Marks
The Licensee must only use the Fox Marks in a manner approved by the Licensor (such approval not to be unreasonably withheld). The Licensor hereby gives its approval to the manner in which the Fox Marks are currently used by the Licensee. The Licensee agrees that it will not use the Fox Marks in an unlawful manner. The Licensee shall ensure that wherever reasonably practicable having regard to space constraints a trade mark legend in the appropriate form as set out in Schedule 3 appears wherever any of the Fox Marks are used.
7.6Indemnities
(a)The Licensee shall indemnify the Licensor against each claim, action, proceeding, judgment, damage, loss, expense or liability incurred or suffered by or brought or made or recovered against the Licensor (including without limitation reasonable legal costs) to the extent arising from:
(i)breach by the Licensee of Clause 7.4 or 7.5 above; or any act or omission by a permitted sub-licensee of Licensee which, if performed by the Licensee, would constitute a breach of Clause 7.4 or 7.5 above; or
(ii)any claim by any third party against the Licensor in relation to the provision of the Content Services and/or the content of any programmes or other material broadcast by the Licensee (or its permitted sub-licensee) on the Fox Channels (other than content which is sourced from the Licensor).

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(b)The Licensor shall indemnify the Licensee against each claim, action, proceeding, judgment, damage, loss, expense or liability incurred or suffered by or brought or made or recovered against the Licensee (including without limitation reasonable legal costs) to the extent arising from any claim that the Licensee’s (or its permitted sub-licensee's) use of:
(i)any of the Fox Marks in respect of which the Licensor has obtained a trade mark registration in the Territory; or
(ii)in respect of any other Fox Mark, the word “FOX” or any of the distinctive elements of the Fox logo or designs, including the searchlight and pedestal elements thereof ;
in accordance with the terms of this Agreement infringes the intellectual property rights of any third party.
(c)The indemnities in this Clause 7.6 shall not apply to the extent that the indemnified parties suffer loss as a result of their own negligence, wilful default or breach of the terms of this Agreement.
(d)Each party (Indemnifying Party) shall be entitled to take over and conduct in the name of the other party (Indemnified Party) the defence or settlement of any claim for which it is indemnified by the Indemnifying Party under this Agreement. Under this Agreement, the Indemnifying Party has the right to investigate any claim for which it has agreed to indemnify Indemnified Party and with Indemnified Party’s consent, settle any claims if Indemnifying Party reasonably believes that it is proper. Indemnifying Party’s duty to defend ends however, if Indemnified Party unreasonably refuses to consent to a settlement which Indemnifying Party recommends. Indemnified Party must then defend the claim at its own expense and negotiate any settlement, and Indemnifying Party’s liability for any settlement or judgment shall be limited to costs of the reasonable settlement for which Indemnifying Party could have settled had Indemnified Party consented.
(e)As a condition precedent to its right to be indemnified under this Agreement Indemnified Party shall do what is reasonably necessary and practicable to prevent or limit the dissemination of material that is erroneous, false or untrue.
(f)Indemnified Party shall, as a condition precedent to the right to be indemnified under this Agreement notify the Indemnifying Party in writing as soon as possible of any claim made against the Indemnified Party whether such claim be oral or in writing and shall, upon request give Indemnifying Party such information as Indemnifying Party may reasonably require to investigate the matter so reported.
(g)Indemnifying Party shall be entitled to claim indemnity or contribution at any time in the name of the Indemnified Party from any party against whom the Indemnifying Party may have such rights.
(h)Indemnified Party shall not admit any liability, assume any financial obligation or payout any money for or settle any claim which Indemnifying Party is obliged to indemnify Indemnified Party under this Agreement without the prior written consent of Indemnifying Party. If Indemnified Party does, it will be at its own expense.
(i)Nothing in this Agreement requires Indemnifying Party to indemnify Indemnified Party for or in respect of government-imposed fines, penalties or taxes, or punitive or exemplary damages.
8Additional Fox Marks
If the Licensee wishes:

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(a)to use a trade mark incorporating the word “FOX” which is not set out in Schedule 1; or
(b)to recommence using the name of any of the Terminated Fox Channels,
(in either case an Additional Fox Mark), it may submit a request to the Licensor in writing, seeking authorisation for that use and providing particulars of the channel with which the Additional Fox Mark is to be associated, which authorisation shall be in writing and shall not be unreasonably withheld or delayed by the Licensor. If authorisation is granted, the Additional Fox Mark shall be deemed to be included in the definition of Fox Marks with effect from the date of that authorisation.
9Sub-licensing
9.1Importance of sub-licensing rights
The Licensor acknowledges that the Licensee has entered into and/or intends to enter into arrangements with a number of third parties in relation to the supply of the Foxtel Content Services, including the Fox Channels (Content Transactions), for which it requires the right to sub-license the Fox Marks. The Licensee may also be required to enter into Content Transactions or similar arrangements by the Australian Competition and Consumer Commission or other regulatory bodies, and the ability to sub-license the Fox Marks is an important factor in the Licensee’s ability to fulfil its obligations to those authorities.
9.2Grant of sub-licences
Subject to Clause 9.3 below, the Licensee may grant sub-licences (in the Territory only) of its rights in the Fox Marks to:
(a)any entity which is entitled to broadcast all or any part of any of the corresponding Fox Channels and their distributors and sub-licensees;
(b)any entity for the purposes of the promotional activities set out in Clause 2.1(b); and
(c)any entity which is wholly and jointly owned by the Foxtel Partners for so long as it remains in that ownership.
9.3Terms of sub-licences
Any sub-licence granted pursuant to Clause 9.2 above must:
(a)be terminable immediately upon termination of the licence granted under Clause 2 of this Agreement; and
(b)require the sub-licensee and any distributors and sub-licensees to be bound by the same quality control provisions and territorial restrictions as appear in this Agreement.
9.4Existing sub-licensees
The parties agree that, as between them, a sub-licence is deemed to have been granted, with effect from the Commencement Date, by the Licensee to each sub-licensee under the 2013 Licence Agreement, in each case on the same terms as such party was sub-licensed immediately prior to the Commencement Date, but only to the extent the Licensee has the right to grant such sub-licence under this Agreement.
10Warranties
The Licensor represents, warrants and undertakes that:
(a)it is the sole legal and beneficial owner and registered proprietor or applicant for registration of the Fox Marks;

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(b)all fees and steps necessary for the prosecution, maintenance and renewal of the Fox Marks have been paid or taken;
(c)it has the right to grant the licences granted under this Agreement and there is no restriction, encumbrance or other matter preventing the Licensor from granting the licences;
(d)so far as it is aware, use of the Fox Marks in the Territory by the Licensee will not infringe the intellectual property rights of any third party;
(e)there are no existing or threatened oppositions or challenges to the validity of any of the Fox Marks.
11Trade Names
11.1General
For the avoidance of doubt, nothing in this Clause 11 shall confer on the Licensee any rights to use the Fox Marks other than in connection with the activities referred to in Clause 2.
11.2Corporate Names
The Licensee shall not be permitted to register or use any of the Fox Marks as, or as part of, its corporate name, nor to authorise any other person to do so.
11.3Business names
The Licensor consents to the registration and use of the Fox Marks or part thereof as business names in the Territory by the Licensee and any entity which is wholly and jointly owned by the Foxtel Partners for so long as it remains in that ownership. The Licensee shall not be permitted to authorise any other person to register or use any business name containing or comprising the Fox Marks (except, in the case of permitted sub-licensees, if such registration or use is necessary or desirable in the context of the relevant Content Transaction).
11.4Domain names
Domain name registrations will be obtained and maintained in accordance with the provisions of Clause 5.2 above. Licensee and its permitted sub-licensees may use any of the Domain Names listed in Schedule 4 in any manner which is not inconsistent with the activities permitted by Clause 2, including, without limitation, by operating websites under the Domain Names and/or by linking the Domain Names to other websites. The use and any registration of any additional Domain Names by the Licensee and/or its permitted sub-licensees is subject to the Licensor's prior written consent which shall not be unreasonably withheld or delayed.
11.5Obligations on termination
Subject to Clause 11.6 below, on the termination of this Agreement, despite any consent previously given, the Licensee must do the following (within two months of termination) in relation to a business name or Domain Name including the Fox Marks or part of them:
(a)cease carrying on business under the business name and cease using the Domain Name or any deceptively similar name or title;
(b)without limiting paragraph (a), where a Fox Mark or any part of a Fox Mark has been used as or as part of a business name, the Licensee must, in respect of each name, give the Licensor a Notice of Cessation Under Business Name (or equivalent document) under the relevant Act properly executed by or on behalf of the Licensee and by all other persons, if any, in relation to whom the name is registered. The Licensee must give these documents to the Licensor together with any appropriate fees for lodgement with the

BSWS 508022710v3 205960593 13.10.2021	page 12

Australian Securities Commission. The Licensor shall file all required documents with the Australian Securities Commission within all requisite time limits; and
(c)without limiting paragraph (a), if the Licensee is the registered holder of any Domain Name, the Licensee must give the Licensor evidence that it has applied to AuDA to have the Domain Name removed from the register or (if so requested by the Licensor and permitted by the relevant regulations) transferred to the Licensor or an Affiliate thereof.
11.6No effect on rights to Foxtel name
Nothing in this Agreement (including without limitation this Clause 11) will affect the provisions of the Foxtel Licence Agreement or the rights of the Licensee to use the mark Foxtel, whether as a corporate, business or domain name or in any other manner whatsoever.
12Assignment
12.1By Licensor and Licensee
Neither the Licensor nor the Licensee may assign any of its rights or obligations under this Agreement without the prior written consent of the Licensee (in the case of the Licensor) or the Licensor (in the case of the Licensee).
13Termination
13.1Termination by Licensee
(a)At any time, the Licensee may decide to cease using one or more Fox Marks and/or cease broadcasting, or rebrand, any of the Fox Channels. The Licensee shall give notice to the Licensor 3 months in advance of such an event. The provisions of Clause 4.2 shall apply in relation to the payment of the Annual Fee in these circumstances.
(b)If the Licensee gives notice in accordance with paragraph (a) that it will cease using any Fox Marks in relation to all remaining Fox Channels, then during the 3-month notice period the parties will discuss in good faith the terms on which the Licensee may continue to make other uses of the Fox Marks.
13.2Termination by Fox
The Licensor may terminate this Agreement on giving 6 months’ notice in writing to the Licensee in the event that:
(a)the equity share held by the News Corporation Limited (now called News Australia Pty Limited) or its Affiliates in the Licensee falls below 25%; or
(b)The News Corporation Limited (now called News Australia Pty Limited) ceases to have the right to nominate the Chief Executive Officer of the Licensee, except by reason of a listing of the Licensee on the Australian Stock Exchange.
13.3Termination of Agreement in respect of a Fox Mark
The Licensor may terminate this Agreement with respect to a specified Fox Mark for particular goods and/or services on 3 months' written notice to the Licensee if, in the Licensor's reasonable opinion, the Licensee has not used that Fox Mark in relation to those goods and/or services or as part of the name of a Fox Channel for a period of two years.

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14Rights on Termination or Expiration
14.1Accrued rights
Termination of this Agreement will be without prejudice to the rights which any party may have accrued up to the date of termination, provided that nothing in this clause shall affect the Licensor’s rights in relation to the goodwill in the Fox Marks.
14.2Cessation of use
After the termination or expiry of this Agreement, the Licensee will within 2 months of termination permanently cease to use the Fox Marks and any marks substantially identical with or deceptively similar to the Fox Marks (and related business and company names and Domain Names, as referred to in Clause 11), provided that nothing in this clause shall affect the Foxtel Licence Agreement or the Licensee’s rights to use the name Foxtel.
15No Waiver
No failure to exercise nor any delay in exercising any right, power or remedy under this Agreement operates as a waiver. A single or partial exercise or waiver of the exercise of any right, power or remedy does not preclude any other or further exercise of that or any other right, power or remedy. A waiver is not valid or binding on the party granting that waiver unless made in writing.
16No agency or partnership
This Agreement does not constitute any party the agent of another or imply that the parties intend constituting a partnership, joint venture or other form of association in which any party may be liable for the acts or omissions of another. No party by virtue of this Agreement obtains any authority to incur any obligations on behalf of, or to pledge the credit of, any other party.
17Notices
Any notice, demand, consent or other communication (a Notice) given or made under this Agreement:
(a)must be in writing addressed and delivered to the intended recipient at the address or email address below or the address or email address last notified by the intended recipient to the sender after the date of this Agreement:
Fox Media LLC, Los Angeles

Attention:	Neil Vohra, VP, Intellectual Property
Chris Reed, SVP, Intellectual Property

Email:	neil.vohra@fox.com
chris.reed@fox.com

with a further copy mailed to Fox Corporation, 10201 W. Pico Boulevard, Los Angeles, CA 90064 ;

Foxtel Management Pty Limited, Sydney
Attention:    Chief General Counsel
Email:        General.Counsel@foxtel.com.au
with a further copy mailed to 5 Thomas Holt Drive, North Ryde, NSW 2001;

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(b)must be signed by a person duly authorised by the sender,
(c)if sent by email and is in order to serve proceedings on the other party, must be in a form which:
(i)identifies the sender;
(ii)is electronically signed by the sender or an authorised officer of the sender; and
(iii)clearly indicates the subject matter of the notice in the subject heading of the email;
provided that the recipient has not provided written notice to the other parties confirming that it does not wish to receive notices by email. The parties consent to the method of signature contained in this Clause 17 and agree that it satisfies the requirements of applicable law for signature on service of notice by email;
(d)will be taken to have been given:
(i)(in the case of delivery in person) when delivered, received or left at the above address;
(ii)(in the case of post) on the seventh day after the date on which the notice is accepted for posting by the relevant postal authority; and
(iii)(in the case of email delivery) when delivered and on the date of completion of such delivery provided that the sender does not within 12 hours after sending such notice (as recorded on the device from which the sender sent the email) receive any indication that delivery of the email to the intended recipient has failed.
If delivery or receipt is on a day when commercial premises are not generally open for business in the place of receipt, or is later than 4pm (local time) on any day, the notice will be taken to have been given on the next day when commercial premises are generally open for business in the place of receipt.
18Severance
Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction will be ineffective in that jurisdiction to the extent of the prohibition or unenforceability. That will not invalidate the remaining provisions of this Agreement not affect the validity or enforceability of that provision in any other jurisdiction.
19Entire Agreement
This Agreement contains the entire agreement between the parties with respect to its subject matter. It sets out the only conduct relied on by the parties and supersedes all earlier conduct and prior agreements and understandings between the parties in connection with its subject matter. None of the terms of this Agreement can be waived or modified except by an express written agreement signed by the parties.
20Governing Law and Jurisdiction
This Agreement is governed by the laws of New South Wales, Australia. Each party submits to the jurisdiction of courts exercising jurisdiction there, and waives any right to claim that those courts are an inconvenient forum.

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Schedule 1
Fox Marks

Mark	Number	Class(es)	Status
	443028	9	Registered
	443029	16	Registered
	443030	38	Registered
	443031	41	Registered
FOX	638739	9	Registered
FOX	638740	41	Registered
	638741	9	Registered
	638742	41	Registered
FOX ENTERTAINMENT NEWS	753081	41	Registered
FOX 8	771855	38, 41	Registered
FOX 8	776993	25	Registered
FOX	785590	9, 38	Registered
FOX	914917	25	Registered
	990291	9, 16, 38, 41	Registered
	1282777	9, 16, 25, 28, 38, 41, 42	Registered
FOX+	1802720	9, 38, 41	Registered
FOX SHOWCASE	1954258	9, 35, 38, 41	Registered
FOX SLEUTH	2041890	41	Registered
FOX SCI-FI	2041900	41	Registered
FOX ONE	2041908	41	Registered
FOX FUNNY	2041915	41	Registered
FOX ARENA	2041916	41	Registered
FOX HITS	2041917	41	Registered

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Mark	Number	Class(es)	Status
FOX CRIME	2041920	41	Registered
FOX COMEDY	2095259	41	Registered
	2109191	38, 41	Registered
FOX DOCOS	2189666	41	Pending

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Schedule 2
Fox Channels
FOX8
FOX Classics
FOX Crime
FOX Funny
FOX Comedy
FOX One
FOX Sci-Fi
FOX Showcase
FOX Sleuth
FOX Arena
FOX Docos (from 1 September 2021)

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Schedule 3
Trade Mark legends

Prior to registration:	“[Fox Mark]™ & © [year] Fox Media LLC” and, space permitting: “used under licence in Australia by Foxtel Management Pty Ltd”
After registration:	“[Fox Mark]® & © [year] Fox Media LLC” and, space permitting: “used under licence in Australia by Foxtel Management Pty Ltd”

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Schedule 4
Domain Names
Foxclassics.com.au
Fox8.com.au
Foxshowcase.com.au
Foxcrime.com.au
Foxsleuth.com.au
Foxscifi.com.au
Foxfunny.com.au
Foxone.com.au
Foxhits.com.au
Fox8kids.com.au
Fox8.tv

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Each attorney executing this Agreement states that he or she has no notice of the revocation or suspension of his or her power of attorney.

Executed in Los Angeles by Fox Media LLC:
/s/ Jeffrey A. Taylor	/s/ Tirzah Lowe
Authorised Representative Signature	Authorised Representative Signature
Jeffrey A. Taylor	Tirzah Lowe
Print Name	Print Name
Executive Vice President	Assistant Secretary
Position	Position

Executed in Sydney by Foxtel Management Pty Ltd on behalf of the Foxtel Partnership:
/s/ Patrick Delany	/s/ Lynette Ireland
Director Signature	~~Director/~~Secretary Signature
Patrick Delany	Lynette Ireland
Print Name	Print Name

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